UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.

(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CEMENTOS PACASMAYO S.A.A.

Monday, 24th September, 2018

Sirs.

Superintendencia del Mercado de Valores

RELEVANT EVENT : Communication of Agreements of Universal Boards and Other Organs

In accordance with the provisions of the Regulations of Relevant Events and Reserved Information, approved through Resolution SMV No. 005-2014-SMV / 01, we communicate the following information:

Legal person: CEMENTOS PACASMAYO S.A.A.

Meeting Type : Board session

Date : 21/09/2018

Relevant Event description: Earnings Distribution and Application

Comments : The dividend of S/0.377 per share was calculated considering the total of common and investment shares (423,868,449 common shares and 40,278,894 investment shares) which represents an amount to be distributed of S/.174,983,548.31. In the case of the 36,040,497 investment shares acquired by the company (shares in treasury), the dividend per share of S/ 0.377 that corresponds to it and totals S/.13,587,267.37 as a consequence of the aforementioned distribution will be maintained in the Company’s equity, so that the total dividend that will be distributed without considering these shares in treasury is S/.161,396,280.94.

The following points were discussed:

 -  Distribution or application of Earnings

COMMUNICATION DATA OF EARNINGS DISTRIBUTION OR APPLICATION

Details of the Earnings Application:

The Board of Directors unanimously agreed on a dividend of S/.0.377 per common share and investment, which represents a total of S/.174,983,548.31 on the account of retained earnings as of December 31, 2014, in accordance with the authorization of the Annual Compulsory Shareholders Meeting of 27.03.2018.

The dividend represents 25.11% of the retained earnings as of 31.12.2014 and 85.16% of the balance of the retained earnings at that date after deducting the dividends paid in 2015, 2016 and 2017 without including the dividends corresponding to shares in treasury. If treasury shares are included, this percentage represents 76.51% of the balance of the retained earnings as of 31.12.2014.

Taking into account that one ADR equals 5 common shares, the cash dividend per ADR is S/.1.885. For the payment of the ADRs, the Company will transfer to CAVALI in national currency the amount of the dividend corresponding to the ADR program and such entity (CAVALI) will deposit the amount in favor of JP MORGAN CHASE BANK N.A. FBO HOLDERS OF ADRS on the same date established for the distribution of the dividends in the domestic market, being JP MORGAN CHASE BANK NA the entity in charge of making the payment in American dollars to each of the holders of ADRs under the conditions of currency, date, factor of distribution, stipulations and other regulations that apply. The final factor for the American market may be known on the agreed payment date, as it is subject to daily variations in the exchange rate.

Cash Dividend Payment Details:

Concept: Retained Earnings

Year: 2014

Amount to distribute: S/. 174,983,548.31

Dividends per share details

Type of Share: CPACASC1 - COMMON SHARES

Number of shares: 423,868,449

Amount of dividend per share: S/.0.3770

Observations:

Type of Share: CPACASI1 - INVESTMENT SHARES

Number of shares: 40,278,894

Amount of dividend per share: S/.0.3770

Observations:

COMMUNICATION DATA OF REGISTRATION AND DISTRIBUTION DATE FOR EARNINGS DISTRIBUTION AND APPLICATION

Earnings Distribution Concept: 2014-Retained Earnings,

Value Type: CPACASC1 COMMON SHARES

Register Date: 09/11/2018

Value Type: CPACASC1 COMMON SHARES

Distribution Date: 29/11/2018

Value Type: CPACASI1 INVESTMENT SHARES

Register Date: 09/11/2018

Value Type: CPACASI1 INVESTMENT SHARES

Distribution Date: 29/09/2018

Observations: The cut-off dates (07.11.2018) registration (09.11.2018), are the same for the common shares and investment shares listed on the Lima Stock Exchange and ADR listed on the New York Stock Exchange.

Cordially,

CARLOS JOSE MOLINELLI MATEO

STOCK REPRESENTATIVE

CEMENTOS PACASMAYO S.A.A.

 Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: September 24, 2018